Exhibit 99.1

Notice of Boyd Group Services Inc. 2026 Second Quarter Results Conference Call

Winnipeg, Manitoba – July 09, 2026 – Boyd Group Services Inc. (TSX:BYD; NYSE:BGSI) will release its fiscal 2026 second quarter results on August 12, 2026, before markets open. Following the release, Management of the Company will hold a conference call at 8:00 a.m. ET to review the financial results. The call will be hosted by Brian Kaner, President and Chief Executive Officer; and Jeff Murray, Executive Vice President and Chief Financial Officer. All interested parties are invited to participate.

CONFERENCE CALL DETAILS:

DATE:	Wednesday, August 12, 2026

TIME:	8:00 a.m. (ET)

DIAL IN NUMBER:	1-833-461-5787 1-585-542-9983

WEBCAST LINK:	https://events.q4inc.com/attendee/789326895

CONFERENCE ID:	789326895

The call will also be webcast live and archived for 90 days on the Boyd Group’s website https://www.boydgroup.com.

About Boyd Group Services Inc.

Boyd Group Services Inc. is a Canadian corporation and controls The Boyd Group Inc. and its subsidiaries. BGSI shares trade on the Toronto Stock Exchange under the symbol BYD and on the New York Stock Exchange under the symbol BGSI.

About The Boyd Group Inc.

The Boyd Group Inc. (“Boyd”) is one of the largest operators of non-franchised collision repair centres in North America in terms of number of locations and sales. Boyd operates locations in Canada under the trade names Boyd Autobody & Glass and Assured Automotive as well as in the U.S. under the trade name Gerber Collision & Glass. In addition, Boyd is a major retail auto glass operator in the U.S. with operations under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. Boyd also operates a third-party administrator, Gerber National Claims Services, that offers glass, emergency roadside and first notice of loss services. Boyd also operates a Mobile Auto Solutions (“MAS”) service that offers scanning and calibration services.

For further information, please contact:

Investor Relations
Boyd Group ir@boydgroup.com

Source: Boyd Group Services Inc.